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LOS ANGELES

FOUNDED 1866

November 3, 2010

VIA EDGAR
Karen J. Garnett (Mail Stop 3010)
Assistant Director
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	FactorShares S&P US Equity Premium (File No. 333-164754)
FactorShares S&P US Anti-Equity Premium (File No. 333-164758)
FactorShares S&P US Equity Anti-USD (File No. 333-164757)
FactorShares S&P Crude Oil Premium (File No. 333-164756)
FactorShares S&P Gold Premium (File No. 333-164755)
Pre-Effective Amendment No. 2 to Registration Statement on Form S-1
Filed August 16, 2010

Dear Ms. Garnett:

     Thank you for your comment letter dated September 16, 2010 (the “Comment Letter”) addressed to Mr. Stuart J. Rosenthal of Factor Capital Management, LLC (the “Managing Owner”) regarding each captioned registration statement (individually, a “Registration Statement,” collectively, the “Registration Statements”) for FactorShares 2X: S&P500 Bull/TBond Bear (the “S&P500 Bull/TBond Bear Fund,” formerly FactorShares S&P US Equity Premium), FactorShares 2X: TBond Bull/S&P500 Bear (the “TBond Bull/S&P500 Bear Fund,” formerly FactorShares S&P US Anti-Equity Premium), FactorShares 2X: S&P500 Bull/USD Bear (the “S&P500 Bull/USD Bear Fund,” (formerly FactorShares S&P US Equity Anti-USD), FactorShares 2X: Oil Bull/S&P500 Bear (the “Oil Bull/S&P500 Bear Fund,” formerly FactorShares S&P Crude Oil Premium), and FactorShares 2X: Gold Bull/S&P500 Bear (the “Gold Bull/S&P500 Bear Fund,” formerly FactorShares S&P Gold Premium) (each, a “Fund,” and the “S&P500 Bull/TBond Bear Fund,” “TBond Bull/S&P500 Bear Fund,” “S&P500 Bull/USD Bear Fund,” “Oil Bull/S&P500 Bear Fund,” and “Gold Bull/S&P500 Bear Fund,” collectively, the “Funds”).

     This letter responds on behalf of the Managing Owner (the “Response Letter”) to the questions and comments you raised in the Comment Letter. Each of your numbered questions

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Karen J. Garnett
November 3, 2010

and comments in the Comment Letter is set forth below in italics, with our response immediately following.

     Capitalized terms used but not otherwise defined in this Response Letter have the meaning given in the Prospectus forming a part of each Registration Statement.

General

1.

We note disclosure on the cover page indicating that Timber Hill LLC agreed to purchase 200,000 shares as the Initial Purchaser. Please confirm that Timber Hill will not purchase or agree to purchase your shares until after the registration statement is declared effective.

Response:

Although Timber Hill LLC has been identified as the initial purchaser of each Fund (the “Initial Purchaser”), Timber Hill LLC has not entered into the initial purchaser agreement and has not acquired Shares of any Fund.

It is expected that Timber Hill LLC, in its capacity as the initial purchaser, will execute the initial purchaser agreement prior to the effectiveness of each Registration Statement and prior to the commencement of trading of each Fund’s Shares on the NYSE Arca. It is expected that the Shares of each Fund that are subject to the initial purchaser agreement will be delivered to the Initial Purchaser contemporaneously with or immediately following the effectiveness of the Registration Statement of each Fund and the commencement of the listing of each Fund. Consequently, all offers and sales to the Initial Purchaser will be made in compliance with Section 5 of the Securities Act.

Furthermore, because the Initial Purchaser is a statutory underwriter with respect to each Fund, if the initial purchaser agreement violates Section 5 then so does every transaction between an issuer and its underwriters. In that regard, we note that Section 2(a)(3) of the Securities Act, defining “sale” and “offer,” provides in pertinent part that:

“The terms defined in this paragraph and the term “offer to buy” as used in subsection (c) of section 5 of this title shall not include preliminary negotiations or agreements between an issuer (or any person directly or indirectly controlling or controlled by an issuer, or under direct or indirect common control with an issuer) and any underwriter or among underwriters who are or are to be in privity of contract with an issuer (or any person directly or indirectly controlling or controlled by an issuer, or under direct or indirect common control with an issuer).”

Karen J. Garnett
November 3, 2010

The Initial Purchaser will be a statutory underwriter in privity of contract with each Fund in respect of the offering of the Shares of each Fund.

For the reasons set forth above, we respectfully submit that no offer to buy or event of sale within the meaning of Section 2(a)(3) or 5(a) takes place in connection with the sale of the initial Baskets to the Initial Purchaser that is not in compliance with the requirements of Section 5 of the Securities Act.

We note that in the case of each of iShares Comex Gold Trust (File No. 333-112589), the streetTRACKS Gold Trust (File No. 333-105202), PowerShares DB G10 Currency Harvest Fund (File No. 333-132484), PowerShares DB Multi-Sector Commodity Trust (File No. 333-135422), PowerShares DB US Dollar Index Trust (File No. 333-136574), CurrencyShares Euro Trust (File No. 333-125581), CurrencyShares Swiss Franc Trust (File No. 333-132364), CurrencyShares Swedish Krona Trust (File No. 333-132366), CurrencyShares Mexican Peso Trust (File No. 333-132367), CurrencyShares Canadian Dollar Trust (File No. 333-132363), CurrencyShares British Pound Sterling Trust (File No. 333-132361), CurrencyShares Australian Dollar Trust (File No. 333-132362), CurrencyShares Japanese Yen Trust (File No. 333-138881), CurrencyShares Russian Ruble Trust (File No. 333-150687), CurrencyShares Singapore Dollar Trust (File No. 333-150684), CurrencyShares South African Rand Trust (File No. 333-150685), United States Oil Fund, LP (File No. 333-124950), United States Gasoline Fund, LP (File No. 333-142206), United States Heating Oil Fund, LP (File No. 333-142211), United States Brent Oil Fund, LP (File No. 333-162015), United States 12 Month Oil Fund, LP (File No. 333-144348), United States Short Oil Fund, LP(File No. 333-152386), United States Natural Gas Fund, LP (File No. 333-137871), United States 12 Month Natural Gas Fund, LP (File No. 333-144409), ProShares Trust II (File No. 333-146801), iShares® Silver Trust (File No. 333-125920), and iShares® GSCI® Commodity-Indexed Trust (File No. 333-126810), an initial purchaser contracted to buy baskets of shares prior to the effectiveness of the relevant registration statement.

Sales by the Initial Purchaser of the Shares comprising the initial Baskets of each Fund acquired pursuant to the initial purchaser agreement will occur only after the applicable Registration Statement has become effective and therefore also are compliant with the requirements of Section 5 of the Securities Act.

Karen J. Garnett
November 3, 2010

2.

We note that you use the phrase “Substitute Futures and Financial Instruments, as applicable” throughout the prospectus. Please provide a plain English description of what this phrase means the first time you use it.

Response:

We have revised the following paragraph under both the “Summary – Investment Objectives of the Funds” section and the “Investment Objectives of the Funds” section of the Prospectus as follows:

“The objective of each Fund is to reflect the spread, or the difference, in daily return, on a leveraged basis, between two predetermined market segments. Each Fund represents a relative value or “spread” strategy seeking to track the differences in daily returns between two futures-based Index components. By simultaneously buying and selling two benchmark Index Futures Contracts (or, as necessary, substantively equivalent combinations of Substitute Futures and ~~(which is defined below) and forward agreements, swaps or other over-the-counter derivatives, which we refer to as~~ Financial Instruments), each Leveraged Fund and Leveraged Inverse Fund targets a daily return equivalent to approximately +200% and –200%, respectively, of the spread, or difference, in daily return between a long futures contract and a short futures contract (before fees, expenses and interest income). The term “Substitute Futures” refers to futures contracts other than the specific Index Futures Contracts that underlie the applicable Index that the Managing Owner expects will tend to exhibit trading prices or returns that generally correlate with an Index Futures Contract. The term “Financial Instruments” refers to forward agreements and swaps that the Managing Owner expects will tend to exhibit trading prices or returns that generally correlate with an Index Futures Contract. Additional information regarding Substitute Futures and Financial Instruments is available under the heading “Investment Objectives of the Funds – Substitute Futures and Financial Instruments.”

Please see pages 6 and 70.

Investment Objectives of the Funds, page 5

3.

We note your response to comment 6 in our letter dated June 21, 2010. The revised disclosure in the table on page 10 for the FactorShares S&P US Anti-Equity Premium fund with respect to its long and short investments appears to be inconsistent with the disclosure immediately following the table under the subheading “Overview of the Funds” which states that the FactorShares S&P US Anti-Equity Premium fund seeks to track the difference in daily returns between the interest rate and U.S. equity market

Karen J. Garnett
November 3, 2010

segments by primarily establishing a leveraged long position in the Treasury Index Futures Contract and a leveraged short position in the Equity Index Futures Contract. Additionally, the information appearing in the chart and related disclosure on page 75 under the subheading “Leveraged Inverse Funds” seems to contradict some of this earlier disclosure. Please advise or revise.

Response:

As an initial matter, please note that both the S&P500 Bull/TBond Bear Fund and the TBond Bull/S&P500 Bear Fund track the identical Index – the S&P U.S. Equity Risk Premium Total Return Index.

The S&P500 Bull/TBond Bear Fund seeks to track the S&P U.S. Equity Risk Premium Total Return Index by establishing a leveraged long position in the Equity Index Futures Contract and a leveraged short position in the Treasury Index Futures Contract.

However, TBond Bull/S&P500 Bear Fund is the inverse of the S&P500 Bull/TBond Bear Fund. The TBond Bull/S&P500 Bear Fund seeks to track the inverse of the S&P U.S. Equity Risk Premium Total Return Index by establishing a leveraged long position in the Treasury Index Futures Contract and a leveraged short position in the Equity Index Futures Contract.

We have revised the table regarding Fund NAV Calculation Times (Eastern Time) to reflect that the TBond Bull/S&P500 Bear Fund will invest in long positions in the Treasury Index Futures Contracts and a short positions in the Equity Index Futures Contracts. Please see “Summary – Net Asset Value” and “Description of the Shares; The Funds; Certain Material Terms of the Trust Agreements – Net Asset Value” on pages 20 and 117, respectively.

Additionally, in response to the above comment, an additional column disclosing the futures contracts in which each Fund will invest (including the names of the futures exchange on which such futures contracts trade and the corresponding symbols) has been included in the following table under both the “Summary – Investment Objectives of the Funds” section and the “Investment Objectives of the Funds” section of the Prospectus (on pages 9-11 and 79-81, respectively) as follows:

     Each Fund is designed to seek daily investment results, before fees and expenses, corresponding to approximately +200% or –200%, as applicable, of the daily spreads, or differences in the changes, positive or negative, of its corresponding Index. Each Index is designed to reflect the daily spreads, or differences in the changes, positive or negative, between the value of its Long Sub-Index and the value of its Short Sub-Index. Each Long Sub-Index and Short Sub-Index is comprised of its Long Index Futures Contract and Short Index Futures Contract, respectively.

FUND NAME (Shortened Name)	FUND TYPE (Leveraged Fund or Leveraged Inverse Fund)	LONG OR SHORT FUTURES CONTRACTS INVESTED BY EACH FUND; (EXCHANGE*, CONTRACT SYMBOL)	INDEX NAME (Shortened Name) Name of Sub-Indexes Name of Index Futures Contracts
FactorShares 2X: S&P500 Bull/TBond Bear (S&P500 Bull/TBond Bear Fund)	Leveraged Fund	Long Futures Contract: E-mini Standard & Poor’s 500 Stock Price Index™ Futures (CME, ES) Short Futures Contract: 30-Year U.S. Treasury Bond Futures (CME, US)

S&P U.S. Equity Risk Premium Total
Return Index
(S&P500 Bull/TBond Bear Index)

Long Sub-Index:
S&P 500® Futures Excess Return Index
Long Index Futures Contract:
E-mini Standard and Poor’s 500 Stock Price IndexTM Futures

Short Sub-Index:
S&P 30-Year Treasury Bond Futures Excess Return Index
Short Index Futures Contract:
30-Year U.S. Treasury Bond Futures

FactorShares 2X: TBond Bull/S&P500 Bear (TBond Bull/S&P500 Bear Fund)	Leveraged Inverse Fund	Long Futures Contract: 30-Year U.S. Treasury Bond Futures (CME, US) Short Futures Contract: E-mini Standard & Poor’s 500 Stock Price Index™ Futures (CME, ES)

S&P U.S. Equity Risk Premium Total
Return Index
(S&P500 Bull/TBond Bear Index)

Long Sub-Index:
S&P 500® Futures Excess Return Index
Long Index Futures Contract:
E-mini Standard and Poor’s 500 Stock Price IndexTM Futures

Short Sub-Index:
S&P 30-Year Treasury Bond Futures Excess Return Index
Short Index Futures Contract:
30-Year U.S. Treasury Bond Futures

FUND NAME (Shortened Name)	FUND TYPE (Leveraged Fund or Leveraged Inverse Fund)	LONG OR SHORT FUTURES CONTRACTS INVESTED BY EACH FUND; (EXCHANGE*, CONTRACT SYMBOL)	INDEX NAME (Shortened Name) Name of Sub-Indexes Name of Index Futures Contracts
Bull/USD FactorShares Bear 2X: S&P500 (S&P500 Bull/USD Bear Fund)	Leveraged Fund	Long Futures Contract: E-mini Standard & Poor’s 500 Stock Price Index™ Futures (CME, ES) Short Futures Contract: U.S. Dollar Index® Futures (ICE, DX)

S&P 500® Non-US Dollar Index
(S&P500 Bull/USD Bear Index)

Long Sub-Index:
S&P 500® Futures Excess Return Index
Long Index Futures Contract:
E-mini Standard and Poor’s 500 Stock Price IndexTM Futures

Short Sub-Index:
S&P USD Index
Short Index Futures Contract:
U.S. Dollar Index® Futures

FactorShares 2X: Oil Bull/S&P500 Bear (Oil Bull/S&P500 Bear Fund)	Leveraged Fund	Long Futures Contract: Light Sweet Crude Oil Futures (NYMEX, CL) Short Futures Contract: E-mini Standard & Poor’s 500 Stock Price Index™ Futures (CME, ES)

S&P Crude Oil - Equity Spread Total
Return Index
(Oil Bull/S&P500 Bear Index)

Long Sub-Index:
S&P GSCI® Crude Oil Excess Return Index
Long Index Futures Contracts:
Light Sweet Crude Oil Futures

Short Sub-Index:
S&P 500® Futures Excess Return Index
Short Index Futures Contract:
E-mini Standard and Poor’s 500 Stock Price IndexTM Futures

FactorShares 2X: Gold Bull/S&P500 Bear (Gold Bull/S&P500 Bear Fund)	Leveraged Fund	Long Futures Contract: Gold Futures (COMEX, GC) Short Futures Contract: E-mini Standard & Poor’s 500 Stock Price Index™ Futures (CME, ES)

S&P Gold - Equity Spread Total
Return Index
(Gold Bull/S&P500 Bear Index)

Long Sub-Index:
S&P GSCI® Gold Excess Return Index
Long Index Futures Contract:
Gold Futures

Short Sub-Index:
S&P 500® Futures Excess Return Index
Short Index Futures Contract:
E-mini Standard and Poor’s 500 Stock Price IndexTM Futures

*Legend: “CME” means the Chicago Mercantile Exchange, Inc., or its successor. “ICE” means the Intercontinental Exchange, Inc. or its successor. “NYMEX” means the New York Mercantile Exchange or its successor. “COMEX” means the COMEX division of NYMEX or its successor.

Karen J. Garnett
November 3, 2010

Description of the S&P Factor Index Series, page 89

Composition of the Indexes, page 93

4.

We note your response to comment 17 in our letter dated June 21, 2010. Please revise to identify more specifically the sub-index futures contracts. For example, currently it is not clear how the components of the Equity Index Futures Contract provide a substitute instrument for large-cap U.S. Equities. Provide appropriate clarification with respect to each of the sub-index futures contracts.

Response:

We have revised the Prospectus to reflect the following:

“~~U.S. Equity/Treasury Relative Value~~S&P500 Bull/TBond Bear Index

The ~~U.S. Equity/Treasury Relative Value~~S&P500 Bull/TBond Bear Index reflects the relative value, or spread, between the U.S. equity and interest rate market segments by tracking a long position in the Equity Index Futures Contract, and by tracking a short position in the Treasury Index Futures Contract. The Equity Index Futures Contract provides an exposure to a major benchmark index with respect to large-cap U.S. equities known as the S&P 500® Index. The Equity Index Futures Contract is a futures contract that provides and permits investors to invest in a substitute instrument in place of the underlying, speculate or hedge, as applicable, in large-cap U.S. equities. The Equity Index Futures Contract serves as a proxy for large-cap U.S. equities because the performance of the Equity Index Futures Contract is dependent upon and reflects the changes in the S&P 500®, which is an index that reflects the performance of each of the underlying 500 large-cap U.S. equities. The Treasury Index Futures Contract provides an exposure to the interest rate market segment with respect to 30-Year U.S. Treasury Bonds. The Treasury Index Futures Contract is a futures contract that provides and permits investors to invest in a substitute instrument in place of the underlying, speculate or hedge, as applicable, in the direction of interest rates with respect to long term Treasury Bonds. The Treasury Index Futures Contract serves as a proxy for 30-Year U.S. Treasury Bonds because the performance of the Treasury Index Futures Contract is dependent upon and reflects the changes in the price of the underlying 30-Year U.S. Treasury Bonds.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Karen J. Garnett
November 3, 2010

~~U.S. Equity/Currency Relative Value~~S&P500 Bull/USD Bear Index

The ~~U.S. Equity/Currency Relative Value~~S&P500 Bull/USD Bear Index reflects the relative value, or spread, between the U.S. equity and currency market segments by tracking a long position in the Equity Index Futures Contract, and by tracking a short position in the Currency Index Futures Contract. The Equity Index Futures Contract provides an exposure to a major benchmark index with respect to large-cap U.S. equities known as the S&P 500® Index. The Equity Index Futures Contract is a futures contract that provides and permits investors to invest in a substitute instrument in place of the underlying, speculate or hedge, as applicable, in large-cap U.S. equities. The Equity Index Futures Contract serves as a proxy for large-cap U.S. equities because the performance of the Equity Index Futures Contract is dependent upon and reflects the changes in the S&P 500®, which is an index that reflects the performance of each of the underlying 500 large-cap U.S. equities. The Currency Index Futures Contract provides an exposure to a general indication of the international value of the U.S. dollar relative to the six major world currencies — Euro, Japanese Yen, British Pound, Canadian Dollar, Swedish Krona and Swiss Franc. The Currency Index Futures Contract is a futures contract that provides and permits investors to invest in a substitute instrument in place of the underlying, speculate or hedge, as applicable, in the direction of the U.S. dollar relative to a basket of six major world currencies. The Currency Index Futures Contract serves as a proxy for the international value of the U.S. dollar relative to the six major world currencies because the performance of the Currency Index Futures Contract is dependent upon and reflects the changes in the U.S. Dollar Index (USDX®), which is an index which reflects the performance of each of the underlying basket of six major world currencies relative to the U.S. dollar.

Oil Bull/~~U.S. Equity Relative Value~~S&P500 Bear Index

The Oil Bull/~~U.S. Equity Relative Value~~S&P500 Bear Index reflects the relative value, or spread, between the oil and U.S. equity market segments by tracking a long position in the Oil Index Futures Contract and a short position in the Equity Index Futures Contract. The Oil Index Futures Contract provides an exposure to the oil market segment with respect to light sweet crude oil. The Oil Index Futures Contract is a futures contract that provides and permits investors to invest in a substitute instrument in place of the underlying, speculate or hedge, as applicable, in the direction of the value of light~~,~~ sweet crude oil. The Oil Index

Karen J. Garnett
November 3, 2010

Futures Contract serves as a proxy for light sweet crude oil because the performance of the Oil Index Futures Contract is dependent upon and reflects the changes in the price of light sweet crude oil. The Equity Index Futures Contract provides an exposure to a major benchmark index with respect to large-cap U.S. equities known as the S&P 500® Index. The Equity Index Futures Contract is a futures contract that provides and permits investors to invest in a substitute instrument in place of the underlying, speculate or hedge, as applicable, in large-cap U.S. equities. The Equity Index Futures Contract serves as a proxy for large-cap U.S. equities because the performance of the Equity Index Futures Contract is dependent upon and reflects the changes in the S&P 500®, which is an index that reflects the performance of each of the underlying 500 large-cap U.S. equities.

Gold Bull/~~U.S. Equity Relative Value~~S&P500 Bear Index

The Gold Bull/~~U.S. Equity Relative Value~~S&P500 Bear Index reflects the relative value, or spread, between the gold and U.S. equity market segments by tracking a long position in the Gold Index Futures Contract and tracking a short position in the Equity Index Futures Contract. The Gold Index Futures Contract provides an exposure to the precious metals market segment with respect to gold. The Gold Index Futures Contract is a futures contract that provides and permits investors to invest in a substitute instrument in place of the underlying, speculate or hedge, as applicable, in the direction of the value of gold. The Gold Index Futures Contract serves as a proxy for gold because the performance of the Gold Index Futures Contract is dependent upon and reflects the changes in the price of gold. The Equity Index Futures Contract provides an exposure to a major benchmark index with respect to large-cap U.S. equities known as the S&P 500® Index. The Equity Index Futures Contract is a futures contract that provides and permits investors to invest in a substitute instrument in place of the underlying, speculate or hedge, as applicable, in large-cap U.S. equities. The Equity Index Futures Contract serves as a proxy for large-cap U.S. equities because the performance of the Equity Index Futures Contract is dependent upon and reflects the changes in the S&P 500®, which is an index that reflects the performance of each of the underlying 500 large-cap U.S. equities.”

Please see pages 12–15, 82–85, and to the extent applicable, pages 93–94.

Additionally, we will also include the following legends, which will follow the “Regulatory Notices” section on page (iii):

Karen J. Garnett
November 3, 2010

“The S&P 500® mark is a registered service mark owned by Standard and Poor’s Financial Services LLC.

The USDX® mark is a registered service mark owned by ICE Futures U.S., Inc.”

Description of the Shares; The Funds; Certain of the Trust Agreements page 125

The Managing Owner, page 127

5.

We note your disclosure on page 127 regarding each Manager, Messrs. Muhr and Rosenthal. Please revise to separately describe the specific experience, qualifications, attributes or skills of each of these two individuals that led to the conclusion that they should serve as Managers. In other words, specifically state why each person was selected to be a member of the Board of Managers. Please see Item 401(e)(1) of Regulation S-K.

Response:

The stated purpose of the Proxy Disclosure Enhancement Rule in Item 401(e)(1) of Regulation S-K, according to the proposing and adopting releases, is to provide investors with more meaningful disclosure to help them in their proxy voting decisions and to help them determine whether a particular director and the entire board composition is an appropriate choice for a given company. This presupposes that the business and affairs of the registrant in question is managed by or under the direction of a board of directors who have duties, including fiduciary duties, to the registrant and its shareholders in their capacities as directors of the registrant. Furthermore, it presupposes that the shareholders of the registrant have voting rights in connection with the election of directors. Indeed, the vast majority of registrants are business corporations or similar business enterprises that exhibit a standard corporate management structure in which the business and affairs of the registrant in question is managed by or under the direction of a board of directors elected by shareholders. Typically, the listing rules of the exchange on which the registrant’s equity securities are listed, or another applicable law, rule or regulation, will require the registrant to meet certain director independence requirements and other qualification requirements (such as financial or accounting expertise), to have regular meetings of shareholders, or to have periodic elections of directors. They may require or encourage the registrant’s board of directors to have a nominating committee whose sole function is to identify and recruit suitably qualified candidates for election to the board of directors.

However, the Funds do not exhibit this management structure, and do not have a board of directors. Each Fund is organized as a Delaware statutory trust. Each Fund’s business and affairs is managed by or under the supervision of its Managing Owner. This is more

Karen J. Garnett
November 3, 2010

closely analogous to the governance structure of a limited partnership than a corporation. The Managing Owner, which is a separately cognizable juridical entity separate and distinct from its members and managers, has only those duties, including fiduciary duties, to the Funds and their shareholders that are specifically enumerated in the Fund’s organizational documents, or imposed by the Delaware Statutory Trust Act, the Commodity Exchange Act, the rules and regulations of the Commodity Futures Trading Commission and the National Futures Association and the applicable rules of the NYSE Arca. None of these laws, rules or regulations require any Fund to have a board of directors, or require any Fund to afford the shareholders any voting rights at all. As specifically disclosed in the Prospectus on page 115 under the heading “DESCRIPTION OF THE SHARES; THE FUNDS; CERTAIN MATERIAL TERMS OF THE TRUST AGREEMENTS – Management; Voting by Shareholders,” the Shareholders do not have any voting rights in respect of the Managers of the Managing Owner. The Funds’ shareholders have only those rights to vote for the removal of the Managing Owner from its position as managing owner of the Fund that are specifically disclosed in the Prospectus on page 115. The business and affairs of the Funds are not, in fact, managed by or under the direction of the Managers of the Managing Owner. The Managers of the Managing Owner, in their capacities as such, simply do not perform for the Funds any function that reasonably could be construed as being equivalent to the management functions of the directors of a business corporation in respect of the management of the business and affairs of the business corporation. In the case of the Funds, the equivalent management function is undertaken by the Managing Owner, a body corporate with its own internal management functions and business purposes distinct and separate from those of the Funds, and not by the Managers of the Managing Owner, whose duties as such, fiduciary and otherwise, lie elsewhere.

The Managing Owner is organized as a Delaware limited liability company. The Delaware Limited Liability Company Act affords great flexibility in management structure. By design, the Managing Owner’s management structure resembles that of a corporation. The Managing Owner has a Board of Managers by or under the direction of which the business and affairs of the Managing Owner is managed. The composition of the Board of Managers is governed by the limited liability company operating agreement of the Managing Owner. The Board of Managers may appoint officers of the Managing Owner, and generally has done so, creating a slate of officers with titles, powers and authority similar to those commonly exhibited by a Delaware business corporation. In their capacities as Managers of the Managing Owner, each Manager owes fiduciary duties, including duties of care and loyalty, not to the Funds and their shareholders, but rather to the Managing Owner and its sole member. The Managing Owner is a wholly-owned subsidiary of a closely-held Delaware limited liability company.

The Managing Owner is in a completely different business than any of the Funds. The business of the Funds is to seek to cause the changes in the net asset value per Share of

Karen J. Garnett
November 3, 2010

the Fund’s Shares to correspond to the changes in the level of the applicable index over time. The business of the Managing Owner, by contrast, is to operate commodity pools and seek to maximize profits for the Managing Owner and its Member by engaging in that business. These business objectives are inherently in conflict, as disclosed in the Prospectus under the heading “Conflict of Interest” on page 109. The reasons for the selection of Messrs Muhr and Rosenthal as managers of a business other than that of the Funds cannot be reasonably understood to be the intended subject of Item 401(e)(1) of Regulation S-K.

We have been careful to avoid creating any implication in the Prospectus that the Managers of the Managing Owner, in their capacities as such, have any duties, fiduciary or otherwise, to the Funds or their respective shareholders, as to do so would be false and misleading, and would place the Managers in an impossibly conflicted position.

We acknowledge that, for purposes of complying with the procedures for the registration of securities of which the Funds are the issuers, such as executing the registration statement, and for purposes of certain other compliance obligations under the federal securities laws, the Board of Managers is treated as being functionally equivalent to the board of directors of a registrant and the officers of the Managing Owner are generally treated as being officers of a registrant, although this is not actually the case. In such instances, there generally exists some rule, regulation or instruction that drives the result. See, for example, the instructions to the signature page of Form S-1, or Securities Exchange Act Rule 16a-1(f). The registrants in these instances are the Funds, not the Managing Owner. Item 401(e)(1) requires disclosures related to those who serve or a proposed to serve as a director of the registrant, and there is nothing in the text of the Proxy Disclosure Enhancement Rule or the proposing or adopting releases relating thereto to suggest that, where the registrant is a limited partnership, the directors of the general partner should be treated as the directors of the registrant. Neither is there any valid policy argument emanating from a concern for investor protection or the promotion of well-informed proxy voting decisions to suggest that, where the registrant is a limited partnership, the directors of the general partner should be treated as the directors of the registrant. On the contrary, as explained above, not only do the shareholders of the registrant have no voting rights in respect of the Managers of the Managing Owner, the Managers of the Managing Owner have fiduciary duties to the Managing Owner and its member that conflict with the interests of the Funds.

In light of the foregoing, and the Managing Owner’s desire to comply with the letter and spirit of Item 401(e)(1) to the extent it can do so without creating a false and misleading impression that the shareholders of the Funds have any voting rights in respect of the members of the Board of Managers of the Managing Owner, or creating a false and

Karen J. Garnett
November 3, 2010

misleading impression that the members of the Board of Managers, in their capacities as such, have any duties, fiduciary or otherwise, to the Funds and their shareholders, the Managing Owner proposes to modify the disclosure under the heading “DESCRIPTION OF THE SHARES; THE FUNDS; CERTAIN MATERIAL TERMS OF THE TRUST AGREEMENTS – The Managing Owner” on pages 113–114.

At the conclusion of the paragraph of biographical information concerning Mr. Muhr, we have added the following sentence:

     “Mr. Muhr’s role in connection with the founding of Factor Advisors, LLC, the sole member of the Managing Owner, his long career in the financial services industry and significant management experience in the alternative asset management industry were the material considerations that led the Board of Managers of the Managing Owner to conclude that Mr. Muhr should serve as a Manager of the Managing Owner.”

At the conclusion of the paragraph of biographical information concerning Mr.

Rosenthal, we have added the following sentence:

     “Mr. Rosenthal’s role in connection with the founding of Factor Advisors, LLC, the sole member of the Managing Owner, his long career in the financial services industry and significant management experience in the alternative asset management industry were the material considerations that led the Board of Managers of the Managing Owner to conclude that Mr. Rosenthal should serve as a Manager of the Managing Owner.”

We respectfully submit that these additions, taken together with the language added to this section in Pre-Effective Amendment No. 3, are fully responsive to the foregoing comment and to the letter, spirit and purpose of Item 401(e)(1) of Regulation S-K, to the extent of its applicability to these registrants in light of their management structure, shareholders’ voting rights, and the fiduciary duties of the Managers of the Managing Owner.

Financial Statements and Notes Statements and Notes

6.	Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

Response:

The financial statements of each Fund and the Managing Owner have been updated in accordance with Rule 8-08 of Regulation S-X.

Karen J. Garnett
November 3, 2010

* * *

     If you have any further questions or comments, please do not hesitate to call me at (212) 839-5609.

Sincerely,

/s/James C. Munsell
James C. Munsell